UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

June 28, 2002

To whom it may concern

Dear Sir/Madam,

Thank you very much for your continued support of the Mitsubishi Tokyo Financial Group, Inc. (the "Company").

The Company resolved at the general meeting of shareholders held on June 27, 2002 that the additional paid-in capital (*shihon-junbikin*), the total of which is ¥2,838,692,652,082, will be reduced by ¥600,000,000,000 (the "Amount"). The Amount will be transferred to the Company's surplus (*joyokin*).

This step will provide the Company with greater flexibility under the Commercial Code of Japan in connection with financial policies it may seek to pursue in the future, such as the purchase of treasury stock (e.g., acquisition of shares of the Company held by its subsidiaries) and the cancellation of the Company's stock.

We are advising you of this resolution in accordance with the prescriptions of the Commercial Code of Japan and would like you to notify us by August 5, 2002 in the event that you have any objection to it. There is no need for you to take any further action if you do not object to the resolution.

Yours faithfully,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: Atsushi Inamura

Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division